Exhibit 99.1

VANCOUVER, British Columbia--(BUSINESS WIRE)-- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the “Company”), a designer and manufacturer of electric vehicles revolutionizing the urban driving experience, today announced that Mark Orsmond, an experienced finance executive, will become Chief Financial Officer, effective immediately. In addition, Bal Bhullar will now assume the newly-created role of Chief Compliance Officer, and Tony Dent, a seasoned legal professional, has now been appointed General Counsel of the Company.

Kevin Pavlov, Chief Executive Officer of ElectraMeccanica, stated, “Today, I’m both pleased and excited to announce that ElectraMeccanica has added two new, superior executives to our leadership team. Their experience and leadership will be critical to ElectraMeccanica at this pivotal stage of our growth and localization. We welcome Mark and Tony to the team and look forward to our future collaboration. I am also pleased to confirm the appointment of Bal Bhullar as Chief Compliance Officer and thank her for her years of service as ElectraMeccanica’s Chief Financial Officer.”

Mr. Orsmond is a seasoned finance and corporate development executive who has held multiple CFO roles at engineering and technology-driven companies, including, most recently, his role as Executive Vice President and Chief Financial Officer of Taiga Motors, a leading public provider of all-electric off-road vehicles. Mr. Orsmond’s finance experience also includes fundraising, taking companies public and corporate development/M&A, both nationally and internationally, and he is also credentialled in supply chain management.

Ms. Bhullar will be assuming the newly-created role of Chief Compliance Officer given both her professional experience at ElectraMeccanica and elsewhere, and her deep knowledge regarding the Company, its operations and its practices. In this role, Ms. Bhullar will be invaluable to both the finance and legal functions of the organization as it pushes towards commercial scale, smoothing the expected transition to full, onshore manufacturing capabilities at the end of 2022.

Mr. Dent comes to ElectraMeccanica most recently from Harley-Davidson, where he steadily expanded a diverse portfolio of legal roles across the entire company, both inside and outside the US, including as their LiveWire division’s Chief Counsel, where he served as primary counsel to Harley-Davidson’s electric vehicle operations. With significant commercial and international law experience, Mr Dent’s portfolio at ElectraMeccanica will include, without limitation, the Company’s licensing efforts - essential to expanding EMV’s ability to sell more vehicles.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. Depending on driving conditions, temperature and climate controls, the SOLO has a range of up to 100 miles and a top speed of up to 80 mph. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system. It blends a modern look with safety features at an accessible price point of $18,500 (MSRP) for the consumer model and $24,500 (MSRP) for the delivery-oriented SOLO Cargo model, which features an expanded cargo box to accommodate a wide variety of fleet and commercial applications. The SOLO is currently available for order here. For more information, please visitwww.electrameccanica.com.

Safe Harbor Statement

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”,

“plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forwardlooking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forwardlooking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations, and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Source: ElectraMeccanica Vehicles Corp